Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Results of 2021 Extraordinary General Meeting

BEIJING, February 8, 2021 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the “Company”) (Nasdaq: MFH) today announced the results of its 2021 Extraordinary General Meeting which was held on February 5, 2021 in Beijing, where it adopted resolutions, effective immediately, to (i) increase the authorized share capital of the Company from US$50,000 to US$250,000; and (ii) re-elect following nominees as members of the board of directors of the Company:

Name	Title
Hua Zhou	Director and Chairperson of the Board of Directors
Haohan Xu	Director
Longming Wu	Director
Xiaoyu Li	Director
Tony C. Luh	Director
Paul L. Gillis	Director
Yuan-Ching (Samuel) Shen	Director

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend, ” “ought to, ” “plan, ” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360-6428